EXHIBIT 99.2

July 8, 2024

The Board of Directors

Southwest Airlines Co.

2702 Love Field Drive

Dallas, Texas 75235

Dear Members of the Board,

We write to you again on behalf of Elliott Associates, L.P. and Elliott International, L.P. (together, with its affiliates, “Elliott” or “we”). The purpose of today’s letter is to summarize the feedback we have received and the key events that have occurred since the publication last month of our letter and presentation on the urgent need for leadership change at Southwest Airlines (“Southwest” or the “Company”).

Since publishing our views on June 10, we’ve had the opportunity to engage with shareholders, equity research analysts, industry executives and current and former employees. Many new institutions and individuals have reached out to us, providing us with new sources of insight and information, and this trend is continuing. The feedback has been overwhelmingly consistent with our perspective that the Company’s performance is unacceptable and that leadership change is required to return Southwest to its once-leading position in the industry.

The actions of Southwest’s Board and management team since we published our views have only solidified the case for leadership change:

•	On June 26, Southwest announced significantly reduced unit revenue guidance for the second quarter, continuing its disappointing trend of industry-lagging revenue performance (which appears to have become a habit). This announcement marked the eighth guidance reduction in the last 18 months.

•	On July 3, this Board put its own self-interest ahead of the Company’s by pursuing the entrenchment strategy of adopting an antiquated and shareholder-unfriendly “poison pill” to prevent Elliott from increasing its stake above 12.5%.

•	And today, the Board announced that it had appointed a handpicked new director in a clear attempt to entrench itself and the current management team, thereby expanding the size of the current Board to 15 members. Among the criteria for selecting this new director was clearly that he would be supportive of Southwest’s current leadership and status-quo approach, as he noted in the announcement that he was “look[ing] forward to supporting the Company’s strategic direction.”

These actions – and in particular the adoption of the “poison pill” – demonstrate how profoundly out of touch Southwest’s Board has become with shareholder sentiment and with the reality of the situation. Contrary to the Company’s statements, Elliott is not seeking control of Southwest. Quite simply, we are seeking to strengthen oversight, upgrade management and improve Company performance. Preventing shareholders who do not support the Company’s failed leadership and oversight from purchasing additional stock reflects exceptionally poor governance and underscores the immediate need for accountability at Southwest. This is the worst kind of governance – a shield for failure and a sword for nothing except the fees of advisers who propose these anti-shareholder devices.

In light of these actions, we have become increasingly concerned by the “self-help” half-measures that the Board appears to be contemplating and adopting, none of which will do anything to allay the lost credibility of Southwest’s management. Elliott does not make calls for leadership change lightly or without regard to potential consequences. In this instance, given the long record of falling short and the deep loss of confidence in Southwest’s leadership among shareholders and other constituents, it is simply untenable for the same Board and management team to continue to lead Southwest.

Shareholder Feedback Supports Leadership Change

The feedback we have received since releasing our materials on June 10 underscores a profound lack of confidence in Southwest’s leadership, strategy and performance, and has reinforced our conclusion that Board and leadership change is necessary to put Southwest on the right path.

Since the release of our letter, we have spoken with numerous shareholders representing a significant percentage of Southwest’s shareholder base. While these conversations have been confidential, we can characterize the sentiments expressed by these shareholders as being overwhelmingly supportive of leadership change. This was well illustrated by the public support for our campaign offered by Southwest shareholder Artisan Partners on June 12, when it called on the Board to “reconstitute itself and upgrade the Company’s leadership such that it can objectively assess the best path forward for Southwest’s shareholders, employees, and customers. We believe this process needs to commence immediately.”

Other conversations echoed the feedback we received in the shareholder survey we commissioned before publishing our views. Below, we have included a representative sample of perspectives shared by some of Southwest’s largest investors as part of the survey, with such sentiments having been confirmed in our most recent discussions:

“The CEO is a headwind to a turnaround. Firing him is the tailwind.” – Top 10 Active Shareholder

“I would rate them as the worst-performing management team in the airlines. This was a Company that has destroyed more value based on their own inaction than anyone else in the industry. They need to go.” – Top 10 Active Shareholder

“They need a new look across the board and you are only going to get that with [a CEO] who is not from Southwest… This is a classic example of where a disruptor stayed in the original model as the industry passed them by and now they have a problem.” – Top 10 Active Shareholder

“I have zero confidence this team can get this right and certainly not in the timeframe that is needed. I rarely call for wholesale change at a company, but that is what is needed here.” – Top 10 Active Shareholder

“Having the current CEO drive the process for a new strategy is not a good idea. I think that means we get glacial change and even if they say they are going to become SpaceX there is still going to be a fairly material overhang in the stock because of skepticism about the execution. This is a good time for the change.” – Top 10 Active Shareholder

“Would you ever see anyone issue a press release that says ‘35 year veteran of the company to drive significant strategic, operational and financial turnaround,’ which is what you would have to believe is possible if you think that Bob Jordan is the right CEO. You need a really different leader to right the ship.” – Top 10 Active Shareholder

“I don’t think this is the right CEO to lead the company and I would view his removal positively… Is this the leader you think is able to lead the company into the transformational change that is needed? I don’t think so and I am not sure other investors do either. I would be surprised if they did.” – Top 10 Active Shareholder

“So it is really [the CEO] has not done a good job running the company and what they have in front of them is considerably different than the job he came into, so this really is a natural time for a leadership succession. The Street would be widely supportive of a change.” – Top 10 Active Shareholder (emphasis added)

In short, shareholders are demanding change now, and Elliott remains committed to providing them with a clear choice between continued industry-lagging performance under an incumbent leadership team that has repeatedly failed to deliver on its promises, versus fundamental leadership change involving new and proven airline industry executives capable of returning Southwest to its rightful place as an industry leader.

Other Constituents Have Also Expressed Deep Concerns with Southwest’s Leadership

In addition to hearing from shareholders, we have received feedback on our views both publicly and privately from some of Southwest’s employees. For an illustrative example of the feedback we’ve heard, consider the sentiments expressed by SWAPA’s leadership on July 1:

“We see the numbers, not just every quarter when we have the board meeting here, but we know where the trajectory has been. Then actually when we meet with Bob Jordan and Andrew Watterson, we bring these concerns up… We have years of disdain from leadership, and that’s how labor has been treated… I mentioned the word disdain before and I’m going to say it again because that’s the only way that really we can describe how labor has been treated and SWAPA and our data-driven analysis has been treated. It’s been disregarded. And here we are with an activist investor basically saying everything we’ve said… Right now we just can’t [get behind the Company] because we’re again disdained and there’s very little concern right now at the C-suite, you know, outside of their jobs. There’s not a concern for the employees. And that’s something we can never forget and really won’t.” – SWAPA Leadership, The SWAPA Number Podcast (July 1)

In addition to this sort of public commentary, we have also received a deluge of unsolicited private expressions of support from individuals representing themselves as current and former employees of Southwest – many of whom were in strong agreement with our analysis of the Company’s recent performance and our calls for change:

“I’m a retired Southwest Captain and I couldn’t agree with you more on the next steps for Southwest… When I started at Southwest in 1997, it was ‘us against the world!’ Now it’s every man for himself as our famous culture is dying a slow, painful death. I believe it can be fixed, and I’m hoping you and your group can make it happen.” – Former Employee

“Not only do I have a vested interest in the success of the company (my SWA stock has lost over half of its value) but I have spent 50% of my life flying and working for a company that was once the envy of every other airline operating in the world. Without any doubt I agree that a new leadership team is needed.” – Current Employee

“As a SWA employee of more than 23 years, I am in complete agreement with your analysis. I have been screaming this for 15 years.” – Current Employee

“I am a former 21 year employee retiree and stock holder of SWA who completely agrees with your perspective of current senior management at SWA. [Bob Jordan] has driven the airline into the ground. Thank you for taking a bold stance and insisting on making some changes.” – Former Employee

This candid feedback is only a small sample of what we have received so far. We believe sentiment regarding Southwest’s Board and management is particularly negative among these constituents because, in their view, Southwest’s leadership has ignored their feedback for years and stood idly by as the Company’s performance deteriorated.

The Path Forward

While it appears that the Company is now finally considering certain piecemeal changes in the face of public pressure from Elliott, it is crucial that the Board understand that Southwest’s leadership has already lost the trust of its shareholders. Following years of complacency and – to paraphrase the Company’s own words in announcing its latest failure to meet guidance – a total inability to adapt to the complexity of the current airline operating environment, shareholders simply do not believe this Board and management team are capable of devising and executing a bold new plan to turn around Southwest.

In fact, one of the biggest risks we see to Southwest in the short term would be the announcement by the Board of a package of half-measures with the objective of further entrenching itself and avoiding more fundamental change – such as, for example, replacing the current CEO without running a comprehensive search process. Such unilateral measures, developed hurriedly and lacking the buy-in of shareholders, are the very definition of “short-term thinking” and will inevitably lead to worse performance over time.

Simply put, investors do not want to see a new plan from the same leadership team whose record at the Company has been one of failure. They want new leaders who will bring outside perspectives and proven expertise to the task of preserving all that was great about Southwest while charting a higher-performing future for the airline.

We are calling on the Board to collaborate on the following changes to strengthen oversight and select the best new CEO to lead the Company into the future:

1.	Board Changes: Elliott has identified a number of highly qualified former airline executives and other industry leaders with relevant experience who are eager to serve on Southwest’s Board. These individuals are independent from Elliott and have a demonstrated track record of value creation in their former roles. We believe each would be highly additive to the Board, and unlike the individual added to the Board today, their appointment would not be conditioned on support for the status-quo leadership and plan. Rather, they would join the Board with an open mind and would evaluate the business and its leadership without any preconceived commitments or allegiances. The Company should immediately begin the process of working with us to reconstitute the Board to include these leaders. We believe shareholders will strongly agree that these individuals’ expertise stands in stark contrast to the existing Board’s demonstrated lack of independence and relevant experience, which has resulted in years of deteriorating performance with no accountability for management. Additionally, as we have conveyed to you, we believe the role of Executive Chairman should be retired and Southwest should appoint an independent chair from outside the Company.

2.	Upgraded Leadership: The Company should immediately announce a CEO transition and select an interim CEO who can earn the trust of investors. This person could be one of the newly appointed Board members. Following a reconstitution of the Board, Southwest should form a CEO search committee composed of both new and existing directors to lead a search for the best candidate to become Southwest’s next CEO. We believe the new CEO should be sourced from external candidates and possess relevant airline or other transportation industry experience, strong operational capabilities and a demonstrated track record.

3.	Comprehensive Business Review: Following a Board refresh and the appointment of a highly qualified and credible new CEO, Southwest would be well positioned to develop and execute a new strategy to restore the airline to industry-leading performance. This comprehensive business review should be led by a new Board-level Business Review Committee. We believe that fresh perspectives, operational excellence and an openness to evaluating all options are imperative to Southwest’s future success.

As one of the Southwest’s largest investors, Elliott is focused on the sustainable, long-term success of the Company. This Board, however, refuses to hold itself and the management team accountable for the long-term value destruction endured by Southwest’s shareholders. Indeed, the “poison pill” announced on July 3 indicates that this Board feels it needs protection from the Company’s owners, rather than to earn their support. It is tantamount to an admission of failure.

Entrenchment maneuvers by the Board like this “poison pill” and the unilateral appointment of a new director handpicked by the Company’s incumbent leaders to support the status quo will not be effective in the face of the deep shareholder frustration that exists today. We are open to collaborating with the Board on a path forward consistent with the framework outlined above, but absent alignment, we intend to move expeditiously to give shareholders a direct say on the necessary leadership changes.

We are committed to realizing the substantial opportunity of improving Southwest’s performance with an updated strategy guided by accomplished, best-in-class industry executives and leaders. Based on the feedback we have received to date, we believe our fellow shareholders will be equally committed to supporting that new direction. We will make ourselves available at your earliest convenience for further discussions.

Sincerely,

John Pike	Bobby Xu
Partner	Portfolio Manager